Exhibit 17.1

Benny Karasik

 Letter of Resignation

June 6, 2012

Board of Directors

Adama Technologies Corporation

76/7 Zalman Shazar Street,

Hod Hasharon, Israel 45350

RE: RESIGNATION

Gentlemen:

I hereby resign from my positions as Secretary and a director of Adama Technologies Corporation. I have had no disagreements with the the Company’s operation, policies or practices.

Very truly yours,

/s/ Benny Karasik

Benny Karasik, Secretary and Director